UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry Into Material Definitive Agreements and Unregistered Sale of Equity Securities.

On December 27, 2024, Nvni Group Limited, a Cayman Islands exempted company (the “Company”), entered into a Settlement Agreement and Release (“Settlement Agreement”) and a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) with Alta Partners, LLC (“Alta”) in relation to an alleged dispute regarding certain warrants held by Alta. Pursuant to the Settlement Agreement, Alta agreed to exercise 300,000 warrants on a cash basis. Pursuant to the Warrant Exchange Agreement, Alta will exchange the remaining 1,788,674 warrants of the Company, which will be retired, for 894,337 ordinary shares of the Company.

A copy of the Settlement Agreement and the Warrant Exchange Agreement are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 6-K. The above summary of the Settlement Agreement and the Warrant Exchange Agreement does not purport to be complete and is qualified in its entirety by reference thereto and are incorporated herein by reference herein

EXHIBIT INDEX

Exhibit No.	Description
10.1	Settlement Agreement
10.2	Warrant Exchange Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: December 27, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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